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02 APR -1 AM 8:01

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02028135

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Genetronics Announces Efficacy Shown in Electroporation Therapy Trials At Acclaimed European Cancer Centers

SAN DIEGO, March 27 /PRNewswire-FirstCall/ -- Genetronics Biomedical Corporation, San Diego, (Amex: GEB; Toronto) announced today that the results of a multi-center European clinical trial demonstrate the efficacy of the Company's innovative MedPulser(R) Electroporation Therapy System. In March 2001, Genetronics initiated a limited study of its MedPulser(R) System, allowing key head and neck surgeons at acclaimed cancer centers in Europe to evaluate the system. As a result of one of theses trials, Dr. Burian of the General Hospital of Vienna has been selected to present an abstract entitled, "Electroporation in Head and Neck Cancer," at the fall meeting of the American Academy of Otolaryngology -- Head and Neck Surgery Foundation, Inc. The presentation will be on Tuesday, September 24, in San Diego.

The continuing study has treated and evaluated 18 patients with newly diagnosed, previously untreated stage T1 or T2 head and neck cancer. Tumors of the oral cavity were treated with Electroporation Therapy (EPT) and were followed for four weeks, after which the treated tumors were excised surgically. The EPT treated tumor tissue was then evaluated using standard histological methods to assess the effect of electroporation on malignant tumors. Sixteen of 18 treated patients (89%) showed no signs of viable cancer cells in the surgically removed area, while the remaining two were reported with histologically positive biopsies.

"The release of this data show EPT is a novel modality that can be a first line of treatment for head and neck cancer," said Avtar Dhillon, M.D., Genetronics' President & CEO. "We expect that these results, in addition to our promising Phase II results, will assist our efforts in securing a major pharmaceutical partner in the development of this unique system," said Dr. Dhillon.

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APR 10 2002
THOMSON FINANCIAL

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11199 Sorrento Valley Road • San Diego, California 92121-1334
Phone: (858) 597-6006 • Fax: (858) 597-0119

As compared to the European trials on primary tumors, the Phase II trials treated more difficult refractory tumors, or tumors that have recurred after traditional therapy. Two multi-center Phase II U.S. FDA clinical trials have been completed. In the final analysis, 51 tumors were treated with bleomycin and EPT of which 29 tumors (57%) showed a clinical response, which is defined as tumor shrinkage equal to or greater than 50%.

EPT involves the use of extremely brief, intense, pulsed electric fields to temporarily permeabilize cell membranes, creating transient pores, which allow the entry of anti-cancer drugs directly into the cancer cell where the drug is more effective. EPT can potentially represent a tissue-preserving alternative to surgical resection, and offers the potential advantages of significantly shorter hospital stay, improved quality of life following treatment, and efficacy in patients who are refractory to standard of care therapies.

About Genetronics

Genetronics Biomedical Corporation specializes in targeted intracellular delivery of drugs and genes, concentrating on drugs, vaccines, and gene therapy. In oncology, Genetronics has completed Phase I and Phase II clinical trials in the United States for the treatment of head & neck cancer. In gene therapy, Genetronics has multiple collaborations with major biotechnology and pharmaceutical companies for the use of electroporation for gene delivery. Genetronics BTX(R) Division, a leader in molecular delivery, features electroporation and electrofusion technology for research laboratory markets worldwide. More information can be obtained at www.genetronics.com .

This press release contains certain forward-looking statements relating to the Company's plans to develop its electroporation drug delivery system, its corporate partnering activities, and its expectations as to the availability of capital resources and the ability of existing resources to support ongoing operations. The availability of resources to support operations and the ability to obtain additional financing or corporate partners cannot be assured. Actual events or results may differ from the Company's expectations as a result of a number of factors, including the uncertainties inherent in clinical trials and product development programs, evaluation of potential opportunities, the level of corporate expenditures, the assessment of the Company's technology by potential corporate partners, and capital market conditions, and others set forth in the Genetronics Annual Report, on Form 10-K and other regulatory filings. There can be no assurance that any product in Genetronics product pipeline will be successfully developed or manufactured, or that final results of human pilot studies or clinical studies will be supportive of regulatory approvals required to market products. The American and Toronto Stock Exchanges have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

SOURCE Genetronics Biomedical Corporation
-0- 03/27/2002
/CONTACT: Clarke Galvin, Investor Relations, of Genetronics Biomedical Corporation, +1-858-597-6006/
/Web site: http://www.genetronics.com /
(GEB GEB.)

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